     Organigram announces resignation of
Dr. Kenneth Mitton from Board of Directors

MONCTON, April 3, 2019/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis announces the resignation of Dr. Kenneth Mitton from the Company’s Board of Directors.

Dr. Mitton is a highly respected physician with more than 30 years’ experience as a family doctor who joined the Organigram Board of Directors in 2014. His medical expertise and clinical insights have been invaluable to the Company as it has evolved from a licensed producer of medical cannabis to a national player in Canada’s legal adult use recreational cannabis marketplace.

“We would like to thank Dr. Mitton for his significant contributions to Organigram and wish him continued success,” said Greg Engel, CEO, Organigram.

The recruitment of a new member of the Board of Directors is currently underway.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations inquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca

For Media inquiries, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645-1653